Filed by RiskMetrics Group, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: RiskMetrics Group, Inc.

(Commission File No.: 1-33928)

FINAL TRANSCRIPT RISK - Q1 2010 RISKMETRICS GROUP INC Earnings Conference Call Event Date/Time: May. 06. 2010 / 2:00PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

May. 06. 2010 / 2:00PM, RISK - Q1 2010 RISKMETRICS GROUP INC Earnings Conference Call

CORPORATE PARTICIPANTS

Jennifer Short
RiskMetrics Group, Inc. - IR

Ethan Berman
RiskMetrics Group, Inc. - CEO

David Obstler
RiskMetrics Group, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

Peter Appert
Piper Jaffray - Analyst

Giri Krishnan
Credit Suisse - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Q1 2010 RiskMetrics Group, Inc. earnings conference call. My name is Glen and I will be your operator for today. (Operator Instructions). I would like to turn the conference over to your host for today, Ms. Jennifer Short, Investor Relations contact.

Jennifer Short - *RiskMetrics Group, Inc. - IR*

Good morning and thank you for joining us to discuss RiskMetrics Group's first-quarter 2010 financial results. With us today are Ethan Berman, CEO of RiskMetrics, and David Obstler, CFO.

This conference call is being recorded on behalf of RiskMetrics Group and consist of copyrighted material that may not be recorded, reproduced, retransmitted, rebroadcast or downloaded or otherwise viewed without RiskMetrics' express written permission.

Your participation in the question-and-answer session constitutes your consent to having any comments or statements you make appear in any transcript or broadcast of this call.

Information provided during this call will include certain forward-looking statements. These statements relate to future events or to future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by the forward-looking statements made in this call. You should not place any undue reliance on forward-looking statements.

Reconciliations of non-GAAP financial measures to the nearest GAAP equivalents are included in tables C, D, E, F, J and K of RiskMetrics' earnings release, which was issued earlier today and is accessible on our website, RiskMetrics.com.

It is now my pleasure to introduce our CEO, Ethan Berman.

1

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Ethan Berman - RiskMetrics Group, Inc. - CEO Thank you, Jennifer, and thank you everyone for joining us this morning for our quarterly call. On March 1 we announced our plans to be acquired by MSCI. While the transaction has been positively received by the market and our clients, the uncertainty of our ownership structure prior to the announcement resulted in delay of new sales in Q1, particularly in the Risk business. In addition, the lead up to the transaction itself resulted in a significant amount of one-time costs in our Q1 financial statements. This has led to first-quarter financial results that are below our previous expectations. Since the announcement of the deal, however, we have had a significant pickup in the closing of new business and we have built a strong new sales pipeline, particularly in Risk, which we believe bodes well for the remainder of the year. In addition, we expect EBITDA expenses to go down from these inflated Q1 levels in future quarters in 2010. Finally, we have started the integration planning and are making progress towards a strong joint company when the deal closes, which as previously announced is expected in MSCI's third fiscal quarter. I will provide a summary and overview of our key financial results for the quarter, provide an update on our business metrics, and a status update on our proposed merger with MSCI and related integration efforts. Our first-quarter 2010 consolidated revenues were $77 million, a decrease of 0.4% from the prior year. First-quarter 2010 revenue increased by $600,000 sequentially compared to Q4 2009, due primarily to an increase in Risk revenue. Our core EBITDA expenses for the first quarter of 2010 were negatively affected by $1.8 million of transaction-related expenses associated with the MSCI merger, and $1.9 million of additional payroll tax expenses related to stock option exercises. Given the size and nonrecurring nature of these additional expenses, we have excluded these $3.7 million of expenses from our discussion of adjusted EBITDA. Consolidated first-quarter 2010 adjusted EBITDA before stock option payroll taxes was $27.2 million, a decrease of 7.2% compared to Q1 last year. The Q1 2010 adjusted EBITDA margin was 35.3% compared to 36.5% for the full year 2009. As we discussed in our last earnings call, we expected our Q1 2010 adjusted EBITDA margins to decline relative to full-year levels for 2009, given the deferral on revenue recovery related to our financial model, the start of annual compensation adjustments, the KLD acquisition and continued investment in our core businesses in 2010. This is typical with our financial model. As mentioned earlier, our main business metrics, new sales, renewal rates and consequently ACV were impacted by market uncertainty at the Company's ownership structure. Our new ACV sales in the quarter where $8.8 million, an increase of 6.3% compared to last year, but lower than Q4 '09 in the Risk business. Specifically our Risk new ACV sales were $4.3 million for Q1 2010, a decrease compared to $5 million in Q1 2009 and $10 million in Q4 '09. Our Q1 sales cycle for the Risk business was significantly disrupted in late January due to rumors throughout the Company that several new sizable deals were put on hold due to client concerns about the immediate future of our products and services. Since the announcement of our pending merger plans with MSCI we have seen sales start to rebound, our pipeline on the Risk side strengthened, especially in the US market. And we do not expect the delayed deals which were in our Q1 Risk pipeline to be lost due to the announcement of the MSCI acquisition. Overall we expect our new ACV sales volume to increase significantly in Q2 and the remainder of 2010, and offset the majority of sales which are delayed in Q1. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. F I N A L  T R A N S C R I P T May. 06. 2010 / 2:00PM, RISK - Q1 2010 RISKMETRICS GROUP INC Earnings Conference Call

Our sales activity around the ISS business has been relatively unaffected, as ISS new sales for the first quarter of 2010 were $4.4 million, an increase of 36% compared to last year, due mainly to strong sales in ES&G. Our renewal rate for the first quarter of 2010 was 83.4%, or flat compared to Q1 2009, and down slightly compared to 84.6% in Q4. The Q1 2010 risk renewal rate of 82.7% was negatively impacted by two large Risk losses. As evidenced by our Q1 2010 renewal rate, the market is still experiencing the effects of prior-year consolidations, but this trend is improving and we expect the Risk renewal rates for the remainder of 2010 to increase in the mid-to upper 80s range. Q1 2010 ISS renewal rate improved to 84.5% due to increases in most productlines. The ISS core business Proxy renewal rate for Q1 2010 was 87.3%, an improvement from the full-year 2009 renewal rate of 83.9%. In addition, we are more than halfway through the peak of the US Proxy season, and we are pleased with the voting performance of our recently launched Proxy Exchange platform. As we have discussed before, we believe Proxy Exchange provides us a far more robust platform to efficiently enhance the Proxy voting services in future years. Turning now to the status update of our proposed merger with MSCI. We continue to expect the acquisition to close during MSCI's third fiscal quarter. Our proxy statement at the RMG shareholder meeting in which the merger will be voted on was filed with the SEC on April 28. And it explained in that proxy the shareholder meeting will be held (inaudible). Over the past two months we have been working diligently on the MSCI integration planning. Throughout these discussions the Company, including the Board and our employees, remain excited about the combination. Our clients throughout the world reacted positively to the announcement of the proposed MSCI merger. And we continue to believe that this will further strengthen our pipeline and product [market delay]. With that, I will now turn the call over to David to provide more financial detail. David Obstler - RiskMetrics Group, Inc. - CFO Our first-quarter 2010 consolidated revenues were $77 million, a decrease of 0.4% from $77.4 million in the prior year. Changes in foreign currency exchange rates versus Q1 '09 had a negative impact of $0.5 million. Excluding the impact of changes in foreign currency exchange rates, the first-quarter 2010 revenues were flat versus the prior year. First-quarter 2010 revenues increased $0.6 million sequentially from Q4, primarily due to an increase in Risk revenue. On a business segment level, Risk revenues of $40.2 million were flat versus Q1 of last year, and up $0.5 million versus Q4, due to higher new Risk sales in Q4. ISS revenues of $36.8 million decreased slightly versus Q1 and were flat versus Q4, due to higher ES&G and corporate revenues, offset by slightly lower Proxy and CFRA revenues. March 31, 2010 ACV was $281.4 million, down 0.4% compared to $282.5 million at the end of 2009. Risk decreased 0.7% and ISS ACV remained flat compared to 2009 end of year. Added ACV of $8.8 million was offset by $9.3 million of cancellations during Q1 due to delayed new Risk sales that Ethan talked about and lower than normal renewal rates. Approximately $3 million to $4 million of new Risk ACV sales were delayed from -- were delayed in Q1, as Ethan discussed earlier. Our Risk new ACV sales in Q1 were depressed in large part due to the uncertainty concerning the sale of RiskMetrics. The good news is that these deals were not lost and most are expected to be signed in Q2. That is one of the reasons that our Risk new 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. F I N A L  T R A N S C R I P T May. 06. 2010 / 2:00PM, RISK - Q1 2010 RISKMETRICS GROUP INC Earnings Conference Call

sales pipeline is very strong, especially in the US. And we expect Risk new sales for the remaining quarters in 2010 to rebound and be significantly higher than those levels in Q1. ISS Q1 new ACV sales of $4.4 million decreased 36% or $1.2 million from Q1 of last year. The strong results of ISS were driven by increased demand for ES&G product offerings, and were largely unaffected by the corporate news surrounding the Company. Our Q1 2010 renewal rate was 83.4%, lower than expected, primarily due to two large Risk non-renewals, an EMEA asset management loss and a US prime brokerage consolidation, and one large GPD down sale in the ISS business. These three large non-renewals lowered our renewal rate from 88.4% before those three deals to 83.4%. Our Risk Q1 2010 renewal rate was 82.7%, which decreased from 85.8% in Q1 of last year due to those two large non-renewals. ISS first-quarter renewal rates improved to 84.5% from 80.4% in Q1 of last year due to increases in all product categories except GPD. Overall we see continued improvement in the renewal rate for the remainder of 2010, and we expect a renewal rate in the mid-to upper 80s range. One-time sales of $7 million for Q1 decreased $0.8 million from Q1 of last year due to a one-time Risk consulting project in the prior year. One-time sales for our corporate advisory solutions business, which makes up most of the one-time sales, remain strong. Consolidated first-quarter 2010 adjusted EBITDA before the stock option payroll taxes was $27.2 million, a decrease of 7.2% compared to Q1 last year. The Q1 2010 adjusted EBITDA margin was 35.3% compared to 37.9% in the previous year and 36.5% for the full year. As we discussed on our last earnings call, we had expected the EBITDA margin to go down from Q4 to Q1 due to variations in bonus accruals, as well as the normal seasonality of raises and temporary help. Margins in Q1 '09 were complimented by a $0.8 million one-time nonrecurring data expense reduction. Q1 2010 adjusted EBITDA included $0.8 million in FX losses. Excluding these FX losses, our Q1 2010 adjusted EBITDA and adjusted EBITDA margins would have been $28 million and 36.3%, respectively. As Ethan discussed, we expected our adjusted EBITDA margins in the first half of 2010 to be below the full levels of 2009 before adding in the second half of 2010. Our adjusted EBITDA expenses before stock option payroll taxes in Q1 2010 were $48 million, up $1.8 million or 3.8% from Q1 '09. Non-compensation expenses were $15.3 million, an increase of $1 million compared to the first quarter of last year, due primarily to the $0.8 million one-time data expense reduction mentioned above. Excluding this reduction of expenses, non-comp expenses increased 1.8%. First-quarter compensation expenses decreased 3.8% compared to the prior year due to increased salaries, primarily from the ISS acquisitions of KLD and Innovest. For the remainder of the year we expect EBITDA expenses to remain relatively flat on a standalone basis and decrease subsequent to the proposed merger with MSCI. First-quarter 2010 GAAP EPS was $0.08 per share versus $0.13 last year. Excluding the impact of the MSCI transaction costs and stock option payroll taxes, first-quarter EPS was $0.11. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. F I N A L  T R A N S C R I P T May. 06. 2010 / 2:00PM, RISK - Q1 2010 RISKMETRICS GROUP INC Earnings Conference Call

Our tax rate for the first quarter was 35.6%, which was in-line with our 2010 annual projection. First-quarter adjusted EPS before nonrecurring charges, including stock option payroll taxes, stock-based comp and amortization of intangibles, was $0.19 per share compared to $0.21 in the first quarter of last year. Moving to cash flow. Cash increased $16.1 million in the first quarter to $242.7 million at March 31. The increase in cash was primarily driven by stock option exercises, which generated $21.9 million of cash proceeds in the first quarter. As a result of significant stock option exercises during the quarter, the Company generated an $18.3 million tax benefit, which was reflected as a reduction of operating cash flow in accordance with GAAP, even though the Company has not yet received the respective cash flow benefit. This tax benefit is expected to be utilized to offset certain future anticipated tax payments and will positively impact 2010 free cash flow. Free cash flow for Q1, excluding the tax benefit, was negative $3.1 million compared to a positive $4 million in the prior year. Excluding the impact of the $1.9 million cash payroll taxes for options and $2.1 million cash of interest pertaining to Q4 '09 that was paid in Q1 of 2010, free cash flow was approximately $1 million, which is lower than Q1 '09, due to lower working capital contributions and higher CapEx, which increased from $0.6 million in Q1 last year to $1.7 million in Q1 of this year. Lastly, subsequent to Q1, on April 16 we utilized our existing cash balances to repay $81 million of our debt. We expect this repayment of debt to yield net interest expense cash savings of approximately 200 basis points or $1.6 million on an annualized basis. At this time Ethan and I will now open up the call to your questions. Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions). James Kissane, Banc of America - Merrill Lynch. Unidentified Participant It is George for Jim. Just a couple of questions. You mentioned about $3 million to $4 million in Risk sales being deferred from the first quarter. Can you tell us how much of that has been signed thus far in 2Q? And in terms of how we should think about new Risk sales going forward, if we think of a normalized quarterly new sales rate of about $9 million to $10 million, should we expect more than that in 2Q? Ethan Berman - RiskMetrics Group, Inc. - CEO About half of that has been signed already, George, referring to be $3 million to $4 million. I think we would like to think it will be more than that in Q2. I guess certainly until we get closure on the deal I think clients remain slightly hesitant. While excited about the combination, want to understand exactly how the products will be going together and the services given in the future, and at this point in time we don't have that answer publicly. So a little bit will depend on when the deal actually closes and whether that ends up being Q2 -- a significant increase in Q2 or it will spill into Q3. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. F I N A L T R A N S C R I P T May. 06. 2010 / 2:00PM, RISK - Q1 2010 RISKMETRICS GROUP INC Earnings Conference Call

Unidentified Participant Can you talk a little bit about the client loss over in Europe, the Asset Manager? Was that a competitive loss or --? Ethan Berman - RiskMetrics Group, Inc. - CEO It was a competitive loss. Unidentified Participant Was it mostly pricing related? Is it safe to say that? Ethan Berman - RiskMetrics Group, Inc. - CEO No, I think it was more linked to the client having two systems -- using two systems in two different parts and wasn't one consolidated system, and not ours, obviously. Unidentified Participant Just last question. Can you give us an update as to how business is going in Europe? Is it stable or have you -- are you experiencing a decline here? Ethan Berman - RiskMetrics Group, Inc. - CEO The US is much stronger than Europe. I wouldn't say the US is -- Europe is in decline. But if you compare where we were a year ago when obviously business slowed significantly, we have seen a much greater pickup in the US market than we have in the European market. Operator (Operator Instructions). Peter Appert, Piper Jaffray. Peter Appert - Piper Jaffray - Analyst So, Ethan, I would think in the context of the consolidation, the uncertainty you cite, that the competitors would obviously be a whole lot more active. So can you just comment broadly on what you're seeing in terms of competitive dynamics, any pressure on pricing, etc.? Ethan Berman - RiskMetrics Group, Inc. - CEO We have actually been quite pleased, as I think both David and I mentioned on the call. The sales pipeline and the clients we were talking to in Q1 that we expected to close, have not gone with a competitor or have not stopped talking to us. They have been much more focused on, we want to understand completely where the products are going, who is going to get involved, etc. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. F I N A L T R A N S C R I P T May. 06. 2010 / 2:00PM, RISK - Q1 2010 RISKMETRICS GROUP INC Earnings Conference Call

And you know, they chose us in the first place, and they think we are the right solution. I think we are confident that we will remain the right solution. So we have not seen any of them say, boy, we are going to go in a different direction, or hey, we are seeing a lower price from a competitor. That hasn't been the dialogue (inaudible). David Obstler - RiskMetrics Group, Inc. - CFO The win rates on decided business have been the highest they have been in the history of RiskMetrics. So we haven't really seen much change in that. As Ethan mentioned, we have seen a weighting more of the pipeline to the US versus Europe, and we saw the delay in the timing of business in Q1. Peter Appert - Piper Jaffray - Analyst Got it. Okay, that's very helpful. Thanks. Then any update in terms of timing of closure, status of regulatory approvals, etc., etc.? David Obstler - RiskMetrics Group, Inc. - CFO Nothing that we haven't already shared. Operator (Operator Instructions). Giri Krishnan, Credit Suisse. Giri Krishnan - Credit Suisse - Analyst A quick question on, given the -- what is the approach around -- given you have the combined entity will have a much larger presence in the multi-asset class risk management space, are there any subtle changes in the up-selling approach of products? Could you maybe talk about that a little bit? Ethan Berman - RiskMetrics Group, Inc. - CEO At this point, given where we are with MSCI, we have not spent any time on clients, going-to-market strategies, etc. I think that both firms remain quite excited about the multi-asset class risk space. I think we see, certainly on our side, real demand. Demand has significantly picked up from where it was last year. I think that the combination of investor mandates, investors thinking about risk, regulation, regulators thinking about risk, is going to continue to create strong demand and keep the strong demand for those types of products. Obviously, together we are excited about the possibilities that both firms have on a combined basis around the opportunity and the scale that we will have created. Giri Krishnan - Credit Suisse - Analyst I guess is it safe to assume that pricing will hold constant, given you have a much larger presence and probably a larger product set in that space? 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. F I N A L T R A N S C R I P T May. 06. 2010 / 2:00PM, RISK - Q1 2010 RISKMETRICS GROUP INC Earnings Conference Call

Ethan Berman - RiskMetrics Group, Inc. - CEO Again, we certainly have not attempted to speak for MSCI. We certainly have not seen any pricing pressure in the conversations that we have had with clients. There obviously have been the delays, but we haven't seen that. We have not seen -- there was an earlier question about our competitors taking advantage of this uncertainty to lower prices, we certainly have not seen that from the market. We have certainly not seen the price pressure that we had last year on the ISS side, the governance side. And I think we signed our contracts -- we certainly don't see higher prices. It is not like we are charging more to price [circumstances] to what they had been pre-crisis. Giri Krishnan - Credit Suisse - Analyst Then for the ISS business what is the best way to think about either planned investments or just future of ISS, given MSCI is sort of a little bit newer to the Proxy business overall? Ethan Berman - RiskMetrics Group, Inc. - CEO In terms of the governance business, we have obviously made real investment in that over the last couple of years, and ex-MSCI feel confident we will look to reap the benefits of that going forward. We rewrote the voting platform. We talked about we are now over halfway through season. We had redone the research reports. We have reorganized the research organization. We have streamlined some of the data. We obviously have now in the last 12 months put together three ES&G companies. There is still some integration in that area to be done. But we're pretty excited that a lot of the core investment that needed to be made in our opinion in ISS has been made. That in no way is to say we are going to stop investing, but I do think that, as we talked in previous calls pre-MSCI, '09 was a big investment year on the governance side, and in 2010 hopefully we will be able to reap the benefits of that, and 2010 will be much more of an investment year on the Risk side. Operator There are no further questions at this time. Jennifer Short - RiskMetrics Group, Inc. - IR Thank you for joining us today. Have a nice day. Operator Ladies and gentlemen, that concludes today's conference. Thank you for your participation. You may now disconnect. Have a great day. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. F I N A L T R A N S C R I P T May. 06. 2010 / 2:00PM, RISK - Q1 2010 RISKMETRICS GROUP INC Earnings Conference Call

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  MSCI Inc. (“MSCI”) filed with the Securities and Exchange Commission (“SEC”) on April 2, 2010 a registration statement on Form S-4, and on April 27, 2010, an Amendment No. 1 to such registration statement on Form S-4/A, that includes a proxy statement of RiskMetrics Group, Inc. (“RiskMetrics”) that also constitutes a prospectus of MSCI.  MSCI and RiskMetrics also plan to file other documents with the SEC regarding the proposed transaction.  A definitive proxy statement/prospectus has been mailed to stockholders of RiskMetrics.  INVESTORS AND SECURITY HOLDERS OF MSCI AND RISKMETRICS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and stockholders can obtain free copies of the proxy statement/prospectus and other documents containing important information about MSCI and RiskMetrics through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by MSCI are available free of charge on MSCI’s internet website at www.mscibarra.com or by contacting MSCI’s Investor Relations Department at 866-447-7874.  Copies of the documents filed with the SEC by RiskMetrics are available free of charge on RiskMetrics’ internet website at www.riskmetrics.com or by contacting RiskMetrics’ Investor Relations Department at 212-354-4643.

MSCI, RiskMetrics, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of RiskMetrics in connection with the proposed transaction. Information about the directors and executive officers of RiskMetrics is set forth in its definitive proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 29, 2009. Information about the directors and executive officers of MSCI is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on February 23, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed or to be filed with the SEC.

Forward-Looking Statements

This document contains forward-looking statements. These statements relate to future events or to future financial performance and involve known and unknown risks, uncertainties and other factors that may cause MSCI’s, RiskMetrics’ and the combined company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond MSCI’s, RiskMetrics’ and the combined company’s control and that could materially affect actual results, levels of activity, performance, or achievements.  Such risks, uncertainties and factors include, but are not limited to: the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the failure to consummate or delay in consummating the proposed merger for other reasons; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed merger; the combined company’s ability to promptly and effectively integrate the businesses of RiskMetrics and MSCI; and the diversion of management time on merger-related issues.

Other factors that could materially affect MSCI’s, RiskMetrics’ and the combined company’s actual results, levels of activity, performance or achievements can be found in MSCI’s Annual Report on Form 10-K for the fiscal year ended November 30, 2009 and filed with the SEC on January 29, 2010, in RiskMetrics’ December 31, 2009 Annual Form 10-K which was filed with the SEC on February 24, 2010 (as amended by Form 10-K/A filed with the SEC on April 30, 2010) and in their respective quarterly reports on Form 10-Q and current reports on Form 8-K. If any of these risks or uncertainties materialize, or if MSCI’s or RiskMetrics’ underlying assumptions prove to be incorrect, actual results may vary significantly from what MSCI or RiskMetrics projected. Any forward-looking statement in this release reflects MSCI’s or RiskMetrics’ current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MSCI’s or RiskMetrics’ operations, results of operations, growth strategy and liquidity. MSCI and RiskMetrics assume no obligation to publicly update or revise these forward-looking statements for any reason, whether as a result of new information, future events, or otherwise.